Exhibit (a)(1)(A)

OFFER TO PURCHASE

BLACK STONE MINERALS, L.P.

DATED NOVEMBER 6, 2015

OFFER TO PURCHASE FOR CASH UP TO 100% OF BLACK STONE MINERALS, L.P.’S

OUTSTANDING SERIES A PREFERRED UNITS (THE “PREFERRED UNITS”) AT 100% OF THE

PAR VALUE OF $1,000.00 PER UNIT, PLUS ANY UNPAID YIELD ACCRUED THROUGH THE

TERMINATION DATE

THE OFFER WILL TERMINATE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 10, 2015,

UNLESS THE OFFER IS EXTENDED (THE “TERMINATION DATE”).

THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL (THE “LETTER OF TRANSMITTAL” AND, TOGETHER WITH THIS OFFER TO PURCHASE, THE “OFFER”) IS BEING MADE TO ALL HOLDERS OF PREFERRED UNITS (THE “PREFERRED UNITHOLDERS”).

NONE OF BLACK STONE MINERALS, L.P. (THE “PARTNERSHIP”), BLACK STONE MINERALS GP, L.L.C. (THE “GENERAL PARTNER”), OR THE BOARD OF DIRECTORS OF THE GENERAL PARTNER MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT TO TENDER UNITS IN THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP, THE GENERAL PARTNER, OR THE GENERAL PARTNER’S BOARD OF DIRECTORS. AS OF THE DATE OF THIS OFFER, THE PARTNERSHIP HAS BEEN ADVISED THAT OF THE 32,395 PREFERRED UNITS BENEFICIALLY OWNED BY DIRECTORS OR EXECUTIVE OFFICERS OF THE GENERAL PARTNER, APPROXIMATELY 8,363 WILL BE TENDERED PURSUANT TO THE OFFER. THESE 8,363 UNITS REPRESENT 25.8% OF THE PREFERRED UNITS BENEFICIALLY OWNED BY THE GENERAL PARTNER’S DIRECTORS AND EXECUTIVE OFFICERS AND 7.1% OF THE OUTSTANDING PREFERRED UNITS. HOWEVER, THESE DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER ARE NOT OBLIGATED TO TENDER THEIR PREFERRED UNITS IN THE OFFER AND MAY SUBSEQUENTLY ELECT NOT TO TENDER SOME OR ALL OF SUCH PREFERRED UNITS IN THE OFFER. FURTHERMORE, DIRECTORS OR EXECUTIVE OFFICERS THAT PREVIOUSLY ADVISED THE PARTNERSHIP OF THEIR INTENTION NOT TO TENDER MAY SUBSEQUENTLY ELECT TO TENDER SOME OR ALL OF THEIR PREFERRED UNITS IN THE OFFER.

THIS OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH OFFER OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IMPORTANT

Any Preferred Unitholder who wants to tender any portion of such holder’s Preferred Units to the Partnership should complete and deliver the Letter of Transmittal and any other required documents as set forth in Section 3 of this Offer prior to the Termination Date. The Partnership reserves the absolute right to reject Preferred Units determined not to be tendered in appropriate form.

Questions about how to tender your Preferred Units and requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to American Stock Transfer and Trust Company, LLC (the “Depositary”) in the manner set forth on the last page of this Offer to Purchase.

To tender your Preferred Units, you must follow the procedures described in this Offer to Purchase, the Letter of Transmittal and the other documents related to the Offer. If you do not wish to tender your Preferred Units, you need not take any action.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

November 6, 2015

SUMMARY TERM SHEET

SECURITIES SOUGHT	Up to 100% of the Partnership’s Preferred Units

PRICE OFFERED PER UNIT	100% of the par value of $1,000.00 per Preferred Unit, plus any unpaid yield accrued through the Termination Date

SCHEDULED TERMINATION DATE	December 10, 2015, or such later date as the Offer may be extended

PURCHASER	Black Stone Minerals, L.P.

This section of the Offer answers some of the questions you may have relating to the Offer. You should carefully read this Offer to Purchase and the Letter of Transmittal in their entirety, because the information in this summary term sheet is not complete, and additional important information is contained in the Offer to Purchase and the Letter of Transmittal. You should also review the sections of the First Amended and Restated Limited Partnership Agreement of the Partnership (the “Partnership Agreement”) that relate to the Preferred Units, because the Partnership Agreement defines your and the Partnership’s rights and obligations with respect to the Preferred Units. Those rights and obligations are not affected by this Offer, but they may be relevant to your decision whether or not to tender your Preferred Units.

What is the Offer?

The Board of Directors of the General Partner has authorized the Partnership to conduct a tender offer to purchase for cash up to 100% of the Partnership’s Preferred Units, par value $1,000.00 per unit, at 100% of the par value of $1,000.00 per unit, plus any unpaid yield accrued through the Termination Date, upon specified terms and subject to certain conditions set forth in the tender offer documents. The Preferred Units are not listed on any securities exchange, and there is no established trading market for the Preferred Units.

Why is the Partnership making the Offer?

1.	Purchasing the Preferred Units will be immediately accretive to the Partnership’s common and subordinated unitholders.

The Preferred Units currently yield 10% per year and, without any action by the holders of Preferred Units, will convert into common and subordinated units of the Partnership over the next three years. The issuance of these additional common and subordinated units would increase the total number of units entitled to any distributions paid by the Partnership. If you assume:

•	the Partnership were to pay the full Minimum Quarterly Distribution (as defined in the Partnership Agreement) on all common and subordinated units during the subordination period, including those issued upon mandatory conversion of the Preferred Units;

•	the holders of the Preferred Units did not exercise their options to convert or redeem the Preferred Units;

•	the Partnership timely pays the yield on the Preferred Units; and

•	the yield on the Preferred Units does not exceed 10% as a result of participation in distributions or default by the Partnership;

then the currently outstanding Preferred Units would receive an aggregate of approximately $40.9 million in preferred yield and common and subordinated unit distributions during the period between October 1, 2015 and March 31, 2019. The distributions would be generally payable as follows (in thousands):

	4Q 2015	2016	2017	2018	1Q 2019
Preferred Unit Distributions	$2,973	$8,861	$4,918	$991	$—
Common Unit Distributions	—	1,312	2,863	4,653	1,208
Subordinated Unit Distributions	—	1,719	3,751	6,095	1,582

Total Distributions	$2,973	$11,892	$11,532	$11,739	$2,790

Because the Partnership will fund the purchase of the Preferred Units tendered in response to this Offer with borrowings under its revolving credit facility or cash on hand, the Partnership expects that the purchase will be approximately 8% accretive to its common and subordinated unitholders.

2.	Purchasing the Preferred Units will provide liquidity to holders who tender their Preferred Units.

The Preferred Units are subject to transfer restrictions under the Partnership Agreement, are not listed on any securities exchange, and are not actively traded in any other established market. Consequently, the liquidity of the Preferred Units is extremely limited.

As the Preferred Units convert into common and subordinated units over time, the Preferred Unitholders’ liquidity position should improve, because the Partnership’s common units are publicly listed on the New York Stock Exchange (“NYSE”), where they are traded under the ticker “BSM,” and the Partnership expects that they will continue to be listed for the foreseeable future. But the subordinated units—into which the Preferred Units are partially convertible—are, like the Preferred Units, subject to transfer restrictions, not listed on any securities exchange, and not actively traded in any other established market. The subordinated units will only become liquid if the subordination period expires, causing the subordinated units to convert into common units.

Holders of the Preferred Units may also improve their liquidity position by exercising an annual option to redeem a portion of their Preferred Units, but the amount that may be redeemed each year is limited by the Partnership Agreement.

None of the Partnership, the General Partner, or the General Partner’s Board of Directors has made any recommendation to any Preferred Unitholder about whether to tender or refrain from tendering the Preferred Units. Preferred Unitholders are urged to evaluate carefully all information in the tender offer documents, consult their own investment and tax advisers, and make their own decisions whether to tender or refrain from tendering their Preferred Units.

If I do not want to tender in the Offer, what are my other options?

This Offer is in addition to the following options available to you under the Partnership Agreement:

•	You may convert some or all of your Preferred Units into a combination of common and subordinated units at any time.

•	Each year, between November 1 of that year and March 31 of the following year, you may elect to redeem a portion of your Preferred Units for cash (subject to a reciprocal redemption option that may be exercised by the Partnership).

•	You may do nothing, in which case a portion of your Preferred Units will automatically convert into a combination of common and subordinated units each year until they are fully converted.

If I choose to exercise my option to convert or am subject to mandatory conversion, what will I receive?

You will receive a combination of common and subordinated units determined by applying the conversion rates defined in Section 5(a) in Annex A to the Partnership Agreement. As of the date of this Offer, each Preferred Unit would be converted into 30.3431 common units and 39.7427 subordinated units. For example, if you owned 100 Preferred Units and exercised your option to convert all your Preferred Units, you would receive 3,034 common units and 3,974 subordinated units (as well as cash in lieu of the fractional units).

What are the relative values of tendering in this Offer, redemption, and conversion?

Tendering in this Offer

If you tender in this Offer, you will receive a cash amount equal to $1,000.00 per Preferred Unit that you tender and that is accepted by us, plus any unpaid yield accrued from October 1, 2015 through the Termination Date.

Redemption

If you exercise your right to redeem a portion of your Preferred Units, the redemption will be effective as of December 31, 2015, whether you give notice prior to December 31, 2015 or before March 31, 2016 and you will receive a cash amount equal to $1,000.00 per Preferred Unit that you redeem.

In addition, if the Partnership exercises its option to redeem additional Preferred Units from you, up to the number of Preferred Units that you redeemed, you will receive a cash amount equal to the greater of $1,000.00 per Preferred Unit or the fair market value of the common and subordinated units into which the Preferred Units would be convertible.

Conversion

If your Preferred Units are converted, you will receive a combination of common and subordinated units rather than cash, and the value of those units will not be fixed until you liquidate them.

Valuation of Common Units. The Partnership’s common units are traded on the NYSE under the ticker “BSM.” Due to the limited float of the common units, which can result in relatively low trading volume and wide bid-ask spreads, the quoted price of the common units may display significant volatility. In addition, you may not be able to sell your common units at the quoted prices, especially if you are selling a significant amount of common units. Between the Partnership’s initial public offering on May 1, 2015 and November 2, 2015, the closing price of the Partnership’s common units has ranged from $12.51 to $18.20, and the 30-day volume-weighted average price of the common units was $13.96 as of November 2, 2015.

Valuation of Subordinated Units. The subordinated units are not exchange-listed and do not trade on an established market. Consequently, it is not possible to ascertain the price at which the subordinated units would actually trade in a liquid market. The subordinated units are derivatives of the Partnership’s common units, because they will convert into common units on a 1:1 basis in the future if the Partnership meets specified financial tests that are described in the Partnership Agreement. The market value of the common units should provide some insight into the value of the subordinated units. The maximum value of the subordinated units is the value of the common units, but the subordination of the subordinated units relative to the common units and the lack of liquidity and uncertainty regarding conversion, among several other key risk factors, imply a discount to the value of the common units.

In September 2015, the Partnership learned that Stout Risius Ross, Inc. (“SRR”), a third-party consultant, had prepared a valuation of the subordinated units as of June 30, 2015 on behalf of certain holders of the Partnership’s subordinated units in connection with their financial reporting requirements only and was not rendered for use in making a decision to buy, sell or convert any security in the Partnership. To ensure that all holders of the Preferred Units would have access to similar information for purposes of this Offer, the Partnership retained SRR to update its valuation. Under the terms of the engagement, SRR has authorized the Partnership to reproduce the following summary of SRR’s report, which is subject to all acknowledgements, disclaimers, assumptions and limiting conditions set forth in the report, certain of which are summarized below.

The Partnership retained SRR in connection with this Offer based on SRR’s reputation and experience, including experience in providing valuation services to and concerning the Partnership. SRR is a nationally recognized investment banking and business valuation firm with expertise in, among other things, valuing businesses and securities. SRR has received a customary fee in connection with the preparation and issuance of its report and will be reimbursed for its reasonable expenses. In addition, the Partnership has agreed to indemnify SRR and related persons and entities for certain liabilities that may relate to, or arise out of, its engagement, including liabilities under federal securities laws. SRR’s compensation is not dependent on the results of its analysis or the success or completion of the Offer. During the two years preceding the date of its report, SRR has provided valuation and financial advisory services to, and has received customary compensation from, the Partnership and certain of its current and former partners.

Summary of SRR Report.

SRR was retained solely to provide an estimation of the fair market value of the subordinated units, and was not retained for any other purpose and did not prepare any analysis as to the value of the Preferred Units or the common units. Further, SRR was not engaged to, and did not, provide a fairness opinion with respect to the Offer, the price of the Preferred Units or otherwise. SRR’s estimation of the fair market value of the subordinated units is applicable for the stated date and purpose only, and is not appropriate for any other date or purpose. The estimation is only being provided by the Partnership in this Offer for informational purposes. SRR’s estimation should not be relied upon by any other person for making an investment decision concerning the Preferred Units, the common units, the subordinated units or any other security issued by the Partnership. Specifically, the estimation is not investment advice and in no way should be construed as such. SRR has not consented to be named as an “expert” for purposes of the federal securities laws, or the rules and regulations of the Securities and Exchange Commission thereunder.

Fair market value of the subordinated units for the purposes of SRR’s analysis is defined as the price at which the units would trade hands between a willing buyer and a willing seller, neither having compulsion to buy or sell and both having reasonable knowledge of relevant facts, subject to the qualifications on SRR’s estimation described below. SRR’s analysis is based on the business, economic, market, and other conditions as they existed as of October 28, 2015. Although subsequent events may affect its concluded estimations, SRR has no obligation to update or revise its estimation. Also, SRR did not attempt to confirm whether the Partnership had good title to its assets, and SRR did not conduct, nor was it provided with, a valuation or appraisal of any of the Partnership’s assets or liabilities. The following represents a brief overview of the methodology SRR employed in deriving its estimation. Such overview does not purport to be a complete description of the analysis or report provided to the Partnership.

•	In connection with its analysis, SRR made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. The principal sources of information used in performing the SRR analysis included, but were not limited to the Partnership’s Form 10-Q for the period ended June 30, 2015;

•	the Partnership’s Form S-1 and Amendments dated April 2015;

•	the Partnership’s publicly available investor presentations and other press releases issued by the Partnership prior to the date of measurement;

•	analyst research reports with respect to the Partnership and as provided by the Partnership;

•	publicly available financial data of certain publicly traded companies deemed relevant; and

•	publicly available financial data with respect to commodity and energy prices, both historical and projected, obtained from sources deemed reliable.

Since SRR had only used publicly available information in preparing similar reports for holders of our subordinated units, the Partnership requested that SRR only use publicly available information for the report prepared for the Partnership. Therefore, the most recent historical financial information for the Partnership available to SRR was the Partnership’s Form 10-Q filing as of June 30, 2015. SRR’s estimation of the fair market value of the subordinated units is qualified as being based on such limited information, which SRR assumed to be accurate in all respects. SRR’s analysis may have resulted in materially higher or lower value estimations of the subordinated units if the Partnership management provided SRR with its projected financial statements or other material information.

In arriving at its conclusions, SRR considered several widely accepted valuation approaches, including various forms of the income approach and market approach. In this instance, SRR employed a form of the income approach, the discounted cash flow method, in its analysis of the subordinated units. SRR also utilized a form of the market approach, where application of the discounted cash flow method calibrates the value of all unit classes such that the value indication for the common units equals the publicly traded price as of the relevant date of measurement. Additionally, the subordinated units maintain certain unique attributes, including but not limited to the following: (i) the subordinated units are junior to the common and Preferred Units with respect to distribution preference, (ii) the subordinated units are convertible into common units at a future uncertain date at a ratio that may vary based on levels of future distributions to common and subordinated units and (iii) the subordinated units, unlike the common units, lack liquidity as the subordinated units are not publicly traded on an established exchange. Based on these factors and other considerations, SRR utilized a Monte Carlo analysis within its application of the discounted cash flow method in order to incorporate a wide range of scenarios of future cash flow for the Partnership, thereby capturing the asymmetric nature of potential future distributions to the Partnership’s unit classes and inherent derivative nature of the subordinated units relative to other unit classes. SRR selected this method of valuation because it believed it was a reasonable approach considering the characteristics of the subordinated units.

A Monte Carlo analysis is a computational algorithm that relies on repeated random sampling to acquire numerical results, where a large number of simulations is needed in order to sample the distribution of an unknown probabilistic entity. A Monte Carlo analysis then relies on the law of large numbers, according to which the average of the results obtained from a large number of trials relates to an expected value. In its analysis, SRR performed the following procedures:

•	Simulated varying levels of cash generated from operations for the Partnership on a quarterly basis through March 31, 2019 using a widely accepted mathematical framework for modeling future variability in the prices of financial assets;

•	Allocated the simulated level of available cash generated from operations to the Partnership’s unit classes based on the rights and preferences of each security class;

•	Calculated a terminal value for the Partnership’s total equity as of March 31, 2019 and allocated it to the Partnership’s unit classes after giving effect to (i) assumed conversion or redemption of the Preferred Units and (ii) assumed conversion of the subordinated units into common units, where such conversion ratio varies based on levels of future distributions to the common and subordinated units, subject to a maximum conversion ratio of subordinated to common units of 1:1.

•	Discounted the various levels of cash flow allocable to the Partnership’s unit classes to present value as of the measurement date;

•	Calibrated a risk adjustment such that the resulting value of the common units is equal to the publicly-traded price as of the measurement date; and

•	Calculated a discount for lack of marketability applicable to the subordinated units to account for illiquidity associated with the fact that the subordinated units are not exchange-listed and do not trade on an established market.

SRR’s analysis is based on 10,000 simulation paths for the Partnership’s quarterly cash generated from operations through March, 31, 2019. Cash generated from operations was simulated using a Geometric Brownian Motion framework, which relies on the following key assumptions:

•	Projections for the Partnership’s Cash Generated from Operations: Expected base case levels of cash generated from operations through March 31, 2019 represent the average of all simulation paths in SRR’s Monte Carlo analysis. Base case levels of cash generated from operations are based on SRR’s review of publicly available information and are necessarily based on estimates for future commodity prices of oil and natural gas. SRR obtained estimates of future oil and natural gas prices from sources deemed reliable, including consensus commodity price forecasts for years 2016 to 2018 reported by Bloomberg Finance L.P. as of October 27, 2015 and strip data from the New York Mercantile Exchange, and considered such estimates in its base case cash flow projections for the Partnership.

•	Volatility for the Partnership’s Cash Generated from Operations: SRR’s Monte Carlo analysis requires an estimate of the future variability in cash generated from operations of the Partnership. In order to calculate the appropriate volatility for the simulation of the Partnership’s cash generated from operations, SRR considered several factors, including (i) volatility of historical cash from operations of certain public companies operating in the Partnership’s industry, (ii) volatility of historical natural gas and oil prices, and (iii) volatility of the Partnership’s historical cash from operations. SRR also considered the fact that the Partnership hedges a certain portion of its exposure to future changes in commodity prices and adjusted estimated levels of future volatility accordingly.

SRR’s Monte Carlo analysis takes into consideration a wide range of potential future cash flow levels of the Partnership in order to analyze various risks specific to the subordinated units relative to the common units, including but not limited to the following: (i) the subordinated units MQD is junior in priority to that of the common units, (ii) the subordinated units MQD does not accrue arrearages if it is not paid in any period, and (iii) the subordinated units may convert to common units at a ratio of less than 1:1 if certain specified financial tests are not achieved. SRR also considered the impact of the future mandatory conversion or optional redemption of the Partnership’s Preferred Units on the value of both the subordinated and common units and incorporated these potential scenarios in its conclusions. SRR’s approach values both the common and subordinated units, and the analysis is calibrated such that the implied value of the common units equals BSM’s October 28, 2015 closing price of $13.07. Finally, SRR’s analysis incorporates a discount for lack of marketability applicable to the subordinated units ranging from 8.0% to 9.5% before arriving at a final estimate of value.

SRR’s analysis was prepared with publicly available information only, and the Partnership’s management did not consult with SRR regarding the valuation. On this basis, SRR concluded that the range of values for the subordinated units was between $5.90 and $8.40 per unit, as of October 28, 2015.

Analysis Prepared by the Partnership Based on the SRR Analysis

Based on the closing price of the Partnership’s common units of $13.07 on October 28, 2015, SRR’s analysis represents a discount to the common units ranging from 36% to 55%. The assumptions underlying a valuation of this sort have a significant effect on the outcome. Because the Partnership did not express a view on the assumptions made by SRR in its analysis and did not provide SRR with non-public information, the Partnership cautions the unitholders against relying on it in making a decision whether or not to tender in this Offer.

The chart below, prepared by the Partnership, shows the effect of different common unit prices on an “as-converted” Preferred Unit, using two valuation metrics for the subordinated units: a discounted subordinated unit value, reflecting discounts to the common unit price ranging from 36% to 55%, and an undiscounted valuation, reflecting the maximum theoretical value of the subordinated units. As described earlier, SRR’s estimation is applicable solely for its stated date, as of October 28, 2015, and changes in the underlying variables that influence the trading price of the common units may materially change the relationship in the value of the subordinated units relative to the common units. Partnership management prepared such charts for illustrative purposes only and the values below are indicative only and do not take into account a number of factors that would bear on the actual value realized upon conversion or tender, including timing considerations, distributions, and the relative tax consequences of owning a Preferred Unit versus owning common and subordinated units. For example, expectations of higher cash flow coverage for the common units, all else being equal, would likely increase the value of the subordinated units relative to the traded price of the common units.

As depicted in Partnership management’s illustration above, the common unit prices where the “Nominal,” “Discounted (High),” and “Discounted (Low)” lines intersect the “Tender” line are the “break-even” prices: at those price, the value of the combined as-converted common and subordinated units under the relevant discount assumptions equal the proposed tender consideration, without taking into account any future distributions. For example, if the common units are trading at $14.27 and the subordinated units are not discounted, a Preferred Unit would have the same instantaneous value as the approximately 30 common units and 39 subordinated units into which that Preferred Unit is convertible. Using the range of discounts of 36% to 55% implied by the SRR report as of October 28, 2015, the Partnership illustratively calculated a break-even price range of $17.89 to $20.71. The following chart shows the change in the break-even price under different discount assumptions for the subordinated units:

How will Preferred Units purchased in this Offer affect subsequent redemptions and conversions of Preferred Units pursuant to the Partnership Agreement?

With respect to redemptions and conversions of Preferred Units pursuant to the Partnership Agreement that occur subsequent to the Offer, Preferred Units purchased in the Offer will be treated as having been previously redeemed or converted for purposes of determining the number of Preferred Units subject to mandatory conversion or available for redemption.

Are there conditions to the Offer?

The Offer is subject to certain conditions as described in Section 12 of this Offer to Purchase.

When will the Offer terminate, and may the offer be extended?

The Offer will terminate at 5:00 p.m., New York City time, on December 10, 2015, unless extended. The Partnership may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than 9:00 a.m., New York City time, on the next business day after the Offer otherwise would have terminated. See Section 1 of this Offer to Purchase.

You have until the termination of the Offer to decide whether to tender your Preferred Units in the Offer.

How do I tender my Preferred Units?

To tender your Preferred Units in the Offer, you must deliver the Letter of Transmittal and any other required documents to the Depositary no later than the time the Offer terminates. See Section 3 of this Offer, which describes procedures for tendering your Preferred Units.

Is there any cost to me to tender?

No fees or commission will be payable to the Partnership in connection with the Offer.

May I withdraw my Preferred Units after I have tendered and, if so, by when?

Yes; you may withdraw your Preferred Units at any time prior to the Termination Date.

A withdrawal may not be rescinded, but withdrawn Preferred Units may be re-tendered by following the tender procedures before the Offer terminates. See Section 3 of this Offer to Purchase.

How do I withdraw previously tendered Preferred Units?

A written notice of withdrawal of tendered Preferred Units must be timely received by the Depositary, and must specify the name of the Preferred Unitholder who tendered the Preferred Units and the number of Preferred Units being withdraw. Any notice of withdrawal must also specify the name and number of the account at American Stock Transfer and Trust Company, LLC, as the transfer agent for the Preferred Units, to be credited with the withdrawn Preferred Units. See Section 4 of this Offer to Purchase.

May I place any condition on my tender of Preferred Units?

No.

Is there a limit on the number of Preferred Units I may tender?

No.

Must I tender all of my Preferred Units for repurchase?

No; you may tender for repurchase all or part of the Preferred Units you own.

Does the Partnership have the financial resources to make payment?

Assuming the Partnership purchases 100% of its outstanding Preferred Units at 100% of the par value of $1,000.00 per Preferred Unit, the total cost, not including fees and expenses incurred in connection with the Offer, will be approximately $117,963,000, plus any unpaid yield accrued through the Termination Date. The Partnership intends to draw down from the Partnership’s revolving credit facility or use cash on hand to pay the purchase price for Preferred Units tendered and accepted for payment. See Section 5 of this Offer to Purchase.

Is my sale of Preferred Units in the Offer a taxable transaction for U.S. federal income tax purposes?

In general, a Preferred Unitholder who sells all or some of its Preferred Units pursuant to the Offer will be treated as receiving a cash distribution from the Partnership. Such Preferred Unitholder generally will not recognize income or gain for U.S. federal income tax purposes as a result of the Offer, except to the extent (if any) the amount of cash received by such Preferred Unitholder exceeds the Preferred Unitholder’s then-adjusted tax basis in the Preferred Unitholder’s entire investment in the Partnership at the time of the Offer. See Section 7 of this Offer to Purchase for a more detailed discussion of certain U.S. federal income tax consequences.

Is the Partnership required to complete the Offer and purchase all Preferred Units tendered?

There are certain circumstances in which the Partnership will not be required to purchase any Preferred Units tendered as described in Section 12 of this Offer to Purchase.

Is there any reason Preferred Units tendered will not be accepted?

In addition to those circumstances described in Section 12 of this Offer to Purchase in which the Partnership is not required to purchase any Preferred Units, the Partnership has reserved the right to reject any and all Preferred Units tendered determined by it not to be in appropriate form or the acceptance for payment of which may, in the opinion of the Partnership’s counsel, be unlawful.

If Preferred Units I tender are accepted by the Partnership, how and when will payment be made?

If accepted for payment, the Partnership will pay for all validly tendered and not withdrawn Preferred Units promptly after the Termination Date. The Partnership will pay for your validly tendered and not withdrawn Preferred Units in U.S. dollars by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Preferred Units will be made only after timely receipt by the Depositary of the Letter of Transmittal and any other required documents as described in Section 3 of this Offer to Purchase.

What action need I take if I decide not to tender my Preferred Units?

None.

How do I obtain additional information?

Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and questions about how to tender your Preferred Units should be directed to the Depositary as follows:

Telephone:	(718) 921-8317 or (877) 248-6417

U.S. Mail:	American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this Offer to Purchase may constitute “forward-looking statements.” The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on the Partnership’s current expectations and beliefs concerning future developments and their potential effect on it. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Partnership will be those that they anticipate. All comments concerning the Partnership’s expectations for future revenues and operating results are based on the Partnership’s forecasts for its existing operations and do not include the potential impact of any future acquisitions. The Partnership’s forward-looking statements involve significant risks and uncertainties (some of which are beyond the Partnership’s control) and assumptions that could cause actual results to differ materially from the Partnership’s historical experience and its present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

•	the Partnership’s ability to execute its business strategies;

•	the volatility of realized oil and natural gas prices;

•	the level of production on the Partnership’s properties;

•	regional supply and demand factors, delays, or interruptions of production;

•	the Partnership’s ability to replace its oil and natural gas reserves;

•	the Partnership’s ability to identify, complete, and integrate acquisitions;

•	general economic, business, or industry conditions;

•	competition in the oil and natural gas industry;

•	the ability of the Partnership’s operators to obtain capital or financing needed for development and exploration operations;

•	title defects in the properties in which the Partnership invests;

•	the availability or cost of rigs, equipment, raw materials, supplies, oilfield services, or personnel;

•	restrictions on the use of water;

•	the availability of transportation facilities;

•	the ability of the Partnership’s operators to comply with applicable governmental laws and regulations and to obtain permits and governmental approvals;

•	federal and state legislative and regulatory initiatives relating to hydraulic fracturing;

•	future operating results;

•	future cash flows and liquidity, including the Partnership’s ability to generate sufficient cash to pay quarterly distributions;

•	exploration and development drilling prospects, inventories, projects, and programs;

•	operating hazards faced by the Partnership’s operators;

•	the ability of the Partnership’s operators to keep pace with technological advancements; and

•	certain factors discussed elsewhere in this Offer to Purchase.

For additional information regarding known material factors that could cause the Partnership’s actual results to differ from its projected results, please see “Risk Factors” in the Partnership’s final prospectus dated April 30,

2015 and filed with the Securities and Exchange Commission, pursuant to Rule 424(b) under the Securities Act of 1933, on May 1, 2015 and, to the extent applicable, the Partnership’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Partnership undertakes no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

INTRODUCTION

To the preferred unitholders of Black Stone Minerals, L.P.:

Black Stone Minerals, L.P., a Delaware limited partnership (the “Partnership”), hereby offers to purchase for cash up to 100% of its Series A Preferred Units, par value $1,000.00 per unit (the “Preferred Units”), at 100% of their par value of $1,000.00 per unit, plus any unpaid yield accrued through 5:00 p.m., New York City time, on December 10, 2015, or such later date to which the offer may be extended (the “Termination Date”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, which is included herewith (the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The depositary for the Offer is American Stock Transfer and Trust Company, LLC (the “Depositary”). The Partnership has provided materials for the Offer to record holders on or about November 5, 2015.

THIS OFFER IS BEING EXTENDED TO ALL HOLDERS OF PREFERRED UNITS (“PREFERRED UNITHOLDERS”) OF THE PARTNERSHIP AND IS SUBJECT TO CERTAIN CONDITIONS OUTLINED IN THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL. SEE SECTION 12 OF THIS OFFER TO PURCHASE.

NONE OF THE PARTNERSHIP, BLACK STONE MINERALS GP, L.L.C. (THE “GENERAL PARTNER”), OR THE BOARD OF DIRECTORS OF THE GENERAL PARTNER MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT TO TENDER UNITS IN THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP, THE GENERAL PARTNER, OR THE GENERAL PARTNER’S BOARD OF DIRECTORS. AS OF THE DATE OF THIS OFFER, THE PARTNERSHIP HAS BEEN ADVISED THAT OF THE 32,395 PREFERRED UNITS BENEFICIALLY OWNED BY DIRECTORS OR EXECUTIVE OFFICERS OF THE GENERAL PARTNER, APPROXIMATELY 8,363 WILL BE TENDERED PURSUANT TO THE OFFER. THESE 8,363 UNITS REPRESENT 25.8% OF THE PREFERRED UNITS BENEFICIALLY OWNED BY THE GENERAL PARTNER’S DIRECTORS AND EXECUTIVE OFFICERS AND 7.1% OF THE OUTSTANDING PREFERRED UNITS. HOWEVER, THESE DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER ARE NOT OBLIGATED TO TENDER THEIR PREFERRED UNITS IN THE OFFER AND MAY SUBSEQUENTLY ELECT NOT TO TENDER SOME OR ALL OF SUCH PREFERRED UNITS IN THE OFFER. FURTHERMORE, DIRECTORS OR EXECUTIVE OFFICERS THAT PREVIOUSLY ADVISED THE PARTNERSHIP OF THEIR INTENTION NOT TO TENDER MAY SUBSEQUENTLY ELECT TO TENDER SOME OR ALL OF THEIR PREFERRED UNITS IN THE OFFER.

THIS OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH OFFER OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

As of the date of this Offer to Purchase, there were 117,963 Preferred Units issued and outstanding.

No fees or commission will be payable to the Partnership in connection with the Offer.

The number of Preferred Units outstanding after the completion of the Offer will depend on the number of Preferred Units tendered and purchased in the Offer. Any Preferred Units acquired by the Partnership pursuant to the Offer will be retired and cancelled and will no longer be considered issued or outstanding. Any Preferred Units not tendered pursuant to the Offer will remain issued and outstanding until converted or redeemed.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer; Extension of the Offer; Amendment

Upon the terms and subject to the conditions set forth in the Offer, the Partnership will accept for payment, and pay for, up to 100% of the outstanding Preferred Units validly tendered on or prior to the Termination Date and not withdrawn as permitted by Section 4 of this Offer to Purchase.

The price to be paid for the Preferred Units is an amount per unit, net to the seller in cash, without interest and less any applicable withholding taxes, equal to 100% of the par value of $1,000.00 per Preferred Unit, plus any unpaid yield accrued through the Termination Date. Under no circumstances will interest be paid on the purchase price for tendered Preferred Units, regardless of any extension of or amendment to the Offer or any delay in paying for such Preferred Units.

The Partnership expressly reserves the right, in its sole and absolute discretion, at any time or from time to time, to extend the period of time during which the Offer is open by making a public announcement therefor. Any such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Termination Date. During the extension, all Preferred Units previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Preferred Unitholder to withdraw his Preferred Units.

The Partnership also reserves the right, at any time and from time to time up to and including the Termination Date, to (a) upon the occurrence or non-occurrence, as applicable, of any of the conditions specified in Section 12 of this Offer to Purchase, the Partnership may (i) terminate the Offer and not purchase or pay for any Preferred Units or, (ii) subject to applicable law, postpone payment for Preferred Units; and (b) amend the Offer in any respect by making a public announcement thereof. Without limiting the manner in which the Partnership may choose to make a public announcement of extension, termination, or amendment, except as provided by applicable law, the Partnership shall have no obligation to publish, advertise, or otherwise communicate any such public announcement.

If the Partnership materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Partnership will extend the Offer to the extent required by rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These rules require that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Partnership increases or decreases the price to be paid for Preferred Units or the Partnership decreases the number of Preferred Units being sought and (ii) the Offer is scheduled to terminate at any time earlier than the termination of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent, or given, the Offer will be extended at least until the termination of such period of ten business days.

The Partnership’s offer is being made to all Preferred Unitholders. The Offer is subject to certain conditions as set forth in the Offer. See Section 12 of this Offer to Purchase for additional information about the conditions of this Offer.

Subject to the terms and conditions of the Offer, the Partnership will pay the consideration offered or return the tendered securities promptly after the termination or withdrawal, respectively, of the Offer in accordance with the terms as set forth in Section 2 below.

2.	Acceptance for Payment and Payment for Preferred Units

Upon the terms and subject to the conditions of the Offer, the Partnership will accept for payment, and will pay cash for, Preferred Units validly tendered on or before the Termination Date, and not properly withdrawn in accordance with Section 4 below, promptly after the Termination Date in accordance with the procedures set forth below. In all cases, payment for Preferred Units tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Letter of Transmittal and any other required documents as described in Section 3 of this Offer to Purchase. The Partnership expressly reserves the right, in its sole and absolute discretion, to delay the acceptance for payment of, or payment for, Preferred Units, in order to comply, in whole or in part, with any applicable law.

For purposes of the Offer, the Partnership will be deemed to have accepted for payment Preferred Units validly tendered and not properly withdrawn in accordance with Section 4, if and when it gives or causes to be given oral or written notice to the Depositary of its acceptance for payment of such Preferred Units pursuant to the Offer. Payment for Preferred Units accepted for payment pursuant to the Offer will be made by deposit of the aggregate purchase price therefor, without interest and less any applicable withholding taxes, with the Depositary, which will act as agent for the tendering Preferred Unitholders for purposes of receiving payments from the Partnership and transmitting such payments to the tendering Preferred Unitholders. Under no circumstances will interest be paid on the purchase price for Preferred Units, regardless of any delay in making such payment. If the Partnership increases the consideration to be paid for Preferred Units pursuant to this Offer, the Partnership will pay such increased consideration for all Preferred Units purchased pursuant to this Offer.

If any tendered Preferred Units are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not accepted because of an invalid tender, such unpurchased Preferred Units will be returned via credit to your account maintained at American Stock Transfer and Trust Company, LLC, as the transfer agent for the Preferred Units, without expense to you, as promptly as practicable following the termination of the Offer.

The purchase price of the Preferred Units is an amount per Preferred Unit, net to the seller in cash, without interest and less any applicable withholding taxes, equal to 100% of the par value of $1,000.00 per Preferred Unit, plus any unpaid yield accrued through the Termination Date.

3.	Procedure for Tendering Preferred Units; Backup Withholding

For a Preferred Unitholder to validly tender Preferred Units pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be transmitted to and received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase. All signatures on the Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations, and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”) unless the Letter of Transmittal is signed by the registered holder of the Preferred Units tendered and such registered owner has not completed the box titled “Special Payment Instructions” or the box titled “Special Delivery Instructions” on the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 4 of the Letter of Transmittal for further information. Payment for Preferred Units tendered and accepted for payment pursuant to the Offer will be made, in all cases, only after timely receipt of (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) for such Preferred Units and (ii) any other documents required by the Letter of Transmittal. The tender of Preferred Units pursuant to any of the procedures described in this Section 3 will constitute an agreement between the tendering Preferred Unitholder and the Partnership upon the terms and subject to the conditions of the Offer.

The method of delivery of all required documents is at the election and risk of each tendering Preferred Unitholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

All questions as to the validity, form, eligibility (including time of receipt), payment, and acceptance for payment of any tender of Preferred Units will be determined by the Partnership in its sole and absolute discretion, which determination shall be final and binding. The Partnership reserves the absolute right to reject any and all tenders of Preferred Units it determines not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Partnership also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Preferred Units. No tender of Preferred Units will be deemed to have been validly made until all defects and irregularities have been cured or waived. The Partnership and the Depositary shall make reasonable efforts to notify any person of any defect in any Letter of Transmittal submitted to the Depositary. The Partnership’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

Backup Withholding

Backup withholding tax will be imposed on the gross proceeds paid to a tendering U.S. Preferred Unitholder (as defined in Section 7) unless the U.S. Preferred Unitholder provides such U.S. Preferred Unitholder’s taxpayer identification number (“TIN”), which is generally a social security number or federal employer identification number, and certain other information (generally on IRS Form W-9, which is being provided with each Letter of Transmittal), or otherwise establish a basis for exemption from backup withholding. Exempt U.S. Preferred Unitholders (including, among others, corporations) are not subject to these backup withholding requirements, but may be required to provide documentation to establish their exempt status. If a tendering U.S. Preferred Unitholder does not provide the correct TIN or establish another adequate basis for exemption, such U.S. Preferred Unitholder may be subject to backup withholding at a rate of 28% imposed on the amount received by such U.S. Preferred Unitholder pursuant to this Offer.

Any amounts received by a tendering Non-U.S. Preferred Unitholder (as defined in Section 7) pursuant to this Offer may be subject to backup withholding unless such Non-U.S. Preferred Unitholder submits an appropriate, properly completed IRS Form W-8 certifying, under penalties of perjury, to such Non-U.S. Preferred Unitholder’s foreign status in order to establish an exemption from backup withholding.

Backup withholding is not an additional U.S. federal income tax. Rather, a Preferred Unitholder’s U.S. federal income tax liability, if any, will be offset by the amount withheld. If backup withholding, results in an overpayment of U.S. federal income tax, a refund or credit may be obtained from the IRS, provided the required information is timely furnished to the IRS.

To prevent backup withholding, each U.S. Preferred Unitholder who does not otherwise establish an exemption from such withholding must provide the Depositary with the U.S. Preferred Unitholder’s correct taxpayer identification number and provide certain other information by completing the IRS Form W-9 included in the Letter of Transmittal.

For a discussion of certain federal income tax consequences to tendering U.S. Preferred Unitholders, see Section 7 of this Offer to Purchase.

4.	Rights of Withdrawal

Tenders of Preferred Units made pursuant to the Offer may be withdrawn at any time prior to the Termination Date. After the Termination Date, Preferred Units may not be withdrawn except as otherwise provided in this section.

To be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the last page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered such Preferred Units to be withdrawn, the number of shares of Preferred Units to be withdrawn and the names in which the Preferred Units to be withdrawn are registered. Any notice of withdrawal must also specify the name and number of the account at American Stock Transfer and Trust Company, LLC, as the transfer agent for the Preferred Units, to be credited with the withdrawn Preferred Units.

All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by the Partnership, in its sole and absolute discretion, which determination shall be final and binding. The Partnership and the Depositary shall make reasonable efforts to notify any person of any defect in any notice of withdrawal submitted to the Depositary.

Withdrawals may not be rescinded and any Preferred Units properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Preferred Units may be re-tendered by following the procedures described in Section 3 of this Offer to Purchase at any time prior to the Termination Date.

5.	Source and Amount of Funds

If 100% of the outstanding Preferred Units are purchased pursuant to the Offer, the estimated cost to the Partnership, not including fees and expenses incurred in connection with the Offer, will be approximately $117,963,000, plus any unpaid yield accrued through the Termination Date.

The Partnership intends to draw down from the Partnership’s credit facility or use cash on hand to pay the purchase price for Preferred Units accepted for payment. The Partnership has no alternative financing arrangements or plans relating to the Offer other than those described herein.

The Partnership’s amended credit agreement (the “Senior Line of Credit”) has a maximum credit amount of $1.0 billion. All unpaid principal and interest for the Senior Line of Credit is due February 4, 2019. The borrowing base was $700.0 million at December 31, 2014. The Partnership’s semi-annual borrowing base redetermination process resulted in a decrease of the borrowing base to $550.0 million, effective October 28, 2015. The amount of the borrowing base is derived from the value of the Partnership’s oil and natural gas properties determined by the lender syndicate using pricing assumptions that often differ from strip prices.

On January 23, 2015, the Senior Line of Credit was amended and restated. Borrowings under the Senior Line of Credit bear interest at LIBOR plus a margin between 1.50% and 2.50%, or prime rate plus a margin between 0.50% and 1.50%, with the margin depending on the borrowing base utilization percentage of the loan. The prime rate is determined to be the higher of the financial institution’s prime rate or the federal funds effective rate plus 0.50% per annum. Accrued interest is payable at the end of each calendar quarter or at the end of each interest period, unless the interest period is longer than 90 days in which case interest is payable at the end of every 90-day period. In addition, a commitment fee is payable at the end of each calendar quarter based on either a rate of 0.375% if the borrowing base utilization percentage is less than 50%, or 0.50% per annum if the borrowing base utilization percentage is equal to or greater than 50%. The Senior Line of Credit is secured by a majority of the Partnership’s oil and natural gas production and assets.

The Senior Line of Credit contains various limitations on future borrowings, leases, hedging, and sales of assets. Additionally, the Senior Line of Credit requires the Partnership to maintain a current ratio of not less than 1.0:1.0 and a ratio of total debt to EBITDAX (Earnings before Interest, Taxes, Depreciation, Amortization, and Exploration) of not more than 3.5:1.0. The Partnership intends to repay the Senior Line of Credit over time with cash from operations or with proceeds from issuances of equity or debt.

It is expected that the draw down from the Partnership’s credit facility or cash on hand would provide the financing to purchase any tendered Preferred Units. The cost of leverage to the Partnership resulting from the use of the credit facility is expected to be less than the cost of leverage associated with the Preferred Units.

The foregoing summary of certain material terms of the Senior Line of Credit is qualified in its entirety by the terms of the Senior Line of Credit, which is filed as an exhibit to the Partnership’s Registration Statement on Form S-1 filed on March 19, 2015, and the First Amendment to the Senior Line of Credit, which is filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on October 29, 2015, both of which are incorporated herein by reference.

6.	Purpose of the Offer

Purchasing the Preferred Units will be immediately accretive to the Partnership’s common and subordinated unitholders.

The Preferred Units currently yield 10% per year and, without any action by the holders of Preferred Units, will convert into common and subordinated units of the Partnership over the next three years. The issuance of these additional common and subordinated units would increase the total number of units entitled to any distributions paid by the Partnership. If you assume:

•	the Partnership were to pay the full Minimum Quarterly Distribution (as defined in the Partnership Agreement) on all common and subordinated units during the subordination period, including those issued upon mandatory conversion of the Preferred Units;

•	the holders of the Preferred Units did not exercise their options to convert or redeem the Preferred Units;

•	the Partnership timely pays the yield on the Preferred Units; and

•	the yield on the Preferred Units does not exceed 10% as a result of participation in distributions or default by the Partnership;

then the currently outstanding Preferred Units would receive an aggregate of approximately $40.9 million in preferred yield and common and subordinated unit distributions during the period between October 1, 2015 and March 31, 2019. The distributions would be generally payable as follows (in thousands):

	4Q 2015	2016	2017	2018	1Q 2019
Preferred Unit Distributions	$2,973	$8,861	$4,918	$991	$—
Common Unit Distributions	—	1,312	2,863	4,653	1,208
Subordinated Unit Distributions	—	1,719	3,751	6,095	1,582

Total Distributions	$2,973	$11,892	$11,532	$11,739	$2,790

Because the Partnership will fund the purchase of the Preferred Units tendered in response to this Offer with borrowings under its revolving credit facility or with cash on hand, the Partnership expects that the purchase will be approximately 8% accretive to its common and subordinated unitholders.

Purchasing the Preferred Units will provide liquidity to holders who tender their Preferred Units.

The Preferred Units are subject to transfer restrictions under the Partnership Agreement, are not listed on any securities exchange, and are not actively traded in any other established market. Consequently, the liquidity of the Preferred Units is extremely limited.

As the Preferred Units convert into common and subordinated units over time, the Preferred Unitholders’ liquidity position should improve, because the Partnership’s common units are publicly listed on the New York Stock Exchange (“NYSE”), where they are traded under the ticker “BSM,” and the Partnership expects that they will continue to be listed for the foreseeable future. But the subordinated units—into which the Preferred Units are partially convertible—are, like the Preferred Units, subject to transfer restrictions, not listed on any securities exchange, and not actively traded in any other established market. The subordinated units will only become liquid if the subordination period expires, causing the subordinated units to convert into common units.

Holders of the Preferred Units may also improve their liquidity position by exercising an annual option to redeem a portion of their Preferred Units, but the amount that may be redeemed each year is limited by the Partnership Agreement.

None of the Partnership, the General Partner, or the General Partner’s Board of Directors has made any recommendation to any Preferred Unitholder about whether to tender or refrain from tendering the Preferred

Units. Preferred Unitholders are urged to evaluate carefully all information in the tender offer documents, consult their own investment and tax advisers, and make their own decisions whether to tender or refrain from tendering their Preferred Units.

7.	Certain U.S. Federal Income Tax Consequences of the Offer

The following discussion describes certain U.S. federal income tax consequences of the Offer that may be relevant to U.S. Preferred Unitholders (as defined below) who tender some or all of their Preferred Units for cash pursuant to the Offer. Except where noted, this summary deals only with Preferred Units held for investment purposes (commonly referred to as “capital assets”) and does not purport to discuss all aspects of U.S. federal income taxation which may be important to a particular investor in light of its investments or tax circumstances, or to certain types of investors subject to special tax rules, such as those of dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Preferred Units as a part of a hedging, conversion, or constructive sale transaction or a straddle, U.S. Preferred Unitholders whose functional currency is not the U.S. dollar or Non-U.S. Preferred Unitholders (as defined below). Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings, judicial decisions, and other applicable authorities thereunder as of the date hereof. All of the foregoing is subject to repeal, revocation, modification, or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those described herein. No advance ruling has been or will be sought from the IRS regarding any matter discussed herein. Further, no opinion of counsel has been or will be obtained with regard to the Offer.

The U.S. federal income tax treatment of a Preferred Unitholder participating in the Offer depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Accordingly, Preferred Unitholders should consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences of participating in the Offer or not participating in the Offer in light of their particular situations.

If a partnership holds Preferred Units, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Preferred Units, you should consult your tax advisers.

As used herein, a “U.S. Preferred Unitholder” means a Preferred Unitholder that is (i) a citizen or individual resident of the U.S., (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (x) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Preferred Unitholder” is a Preferred Unitholder that is neither a U.S. Preferred Unitholder nor a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes).

Tax Consequences to U.S. Preferred Unitholders

A U.S. Preferred Unitholder who sells all or some of its Preferred Units pursuant to the Offer will be treated as receiving a cash distribution from the Partnership. An exchange of Preferred Units for cash pursuant to the Offer generally will not be a taxable transaction for U.S. federal income tax purposes, except to the extent (if any) the amount of cash received by a U.S. Preferred Unitholder exceeds the U.S. Preferred Unitholder’s then-adjusted tax basis in the U.S. Preferred Unitholder’s entire investment in the Partnership at the time of the Offer.

If a U.S. Preferred Unitholder (i) sells all of its Preferred Units and continues to own common or subordinated units in the Partnership or (ii) sells only a portion of its Preferred Shares, such U.S. Preferred

Unitholder will be treated as receiving a cash distribution by the Partnership pursuant to the Offer in respect of less than all of the U.S. Preferred Unitholder’s Preferred Units and common and subordinated units in the Partnership (collectively, “Partnership Units”). A cash distribution by the Partnership to a U.S. Preferred Unitholder pursuant to the Offer in respect of less than all of such U.S. Preferred Unitholder’s Partnership Units will reduce, but not below zero, such U.S. Preferred Unitholder’s then-adjusted tax basis in its Partnership Units held immediately before the Offer by the amount of cash received in the Offer and any reduction in such U.S. Preferred Unitholder’s allocable share of the Partnership’s nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any (see “Adjusted Tax Basis” below). If such cash distribution in respect of the Preferred Units by the Partnership to the U.S. Preferred Unitholder (along with any reduction in such U.S. Preferred Unitholder’s allocable share of the Partnership’s nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any) exceeds the U.S. Preferred Unitholder’s adjusted tax basis in its Partnership Units, the excess will be taxable to the U.S. Preferred Unitholder as though it were a gain from a sale or exchange of the Preferred Units. Such recognized gain will generally be treated as capital gain, and will be short-term or long-term depending upon the U.S. Preferred Unitholder’s holding period for its Preferred Units at the time the gain is recognized. U.S. Treasury Regulations provide that a U.S. Preferred Unitholder may have a fragmented holding period for its Preferred Units if the U.S. Preferred Unitholder has made contributions to the Partnership at different times. Amounts realized attributable to the U.S. Preferred Unitholder’s allocable share of the Partnership’s “unrealized receivables” or “substantially appreciated inventory,” each as defined in section 751 of the Code, may be treated as ordinary income, taxable at ordinary income rates. It is possible that partial redemptions made during the taxable year could result in taxable gain to a U.S. Preferred Unitholder where no gain would otherwise have resulted if the same partial redemption were made at the end of the taxable year.

If a U.S. Preferred Unitholder sells all of its Preferred Units and owns no common or subordinated units in the Partnership, such U.S. Preferred Unitholder will be treated as redeeming for cash all of its Partnership Units. A U.S. Preferred Unitholder who redeems for cash all of its Partnership Units will recognize gain or loss measured by the difference between the amount realized on the cash distribution and the U.S. Preferred Unitholder’s then-adjusted tax basis in the U.S. Preferred Unitholder’s Partnership Units held immediately before the Offer (see “Adjusted Tax Basis” below). Such recognized gain or loss will generally be treated as capital gain or loss, and will be short-term or long-term depending upon the U.S. Preferred Unitholder’s holding period for its Preferred Units at the time the gain is recognized. U.S. Treasury Regulations provide that a U.S. Preferred Unitholder may have a fragmented holding period for its Preferred Units if the U.S. Preferred Unitholder has made contributions to the Partnership at different times. The amount realized will include the U.S. Preferred Unitholder’s allocable share of the Partnership’s nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any. Amounts realized attributable to the U.S. Preferred Unitholder’s allocable share of the Partnership’s “unrealized receivables” or “substantially appreciated inventory,” each as defined in section 751 of the Code, may be treated as ordinary income, taxable at ordinary income rates.

No loss will be recognized by a U.S. Preferred Unitholder on such exchange of Preferred Units for cash pursuant to the Offer, except that a U.S. Preferred Unitholder that has its entire investment in the Partnership purchased by the Partnership may recognize a loss, but only to the extent that the amount of cash consideration (including any reduction in such U.S. Preferred Unitholder’s allocable share of the Partnership’s nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any) received from the Partnership is less than the U.S. Preferred Unitholder’s then-adjusted tax basis in such U.S. Preferred Unitholder’s Partnership Units.

Tax Consequences to Non-U.S. Preferred Unitholders. In general, the U.S. federal income taxation of a Non-U.S. Preferred Unitholder with respect to an exchange of Preferred Units for cash pursuant to the Offer will depend on the characterization of the transaction, determined in the same manner as discussed above for U.S. Preferred Unitholders. Distributions to a Non-U.S. Preferred Unitholder will be subject to withholding taxes imposed at the highest effective tax rate applicable to such Non-U.S. Preferred Unitholder, and the Non-U.S. Preferred Unitholder will be required to file United States federal tax return. Non-U.S. Preferred Unitholders should consult their own tax advisers.

Adjusted Tax Basis. Generally, a partner is treated as having a single tax basis in its partnership interest, even if it holds different classes of interests. Thus, if a U.S. Preferred Unitholder also holds common and/or subordinated units in the Partnership, such U.S. Preferred Unitholder is treated as having a single tax basis in its Partnership Units. A U.S. Preferred Unitholder’s adjusted tax basis in its Partnership Units is equal to the U.S. Preferred Unitholder’s aggregate capital contributions to the Partnership as adjusted by certain items. Tax basis is generally increased by the U.S. Preferred Unitholder’s allocable share of Partnership profits (and items of income and gain) and Partnership nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any, prior to the purchase of such Preferred Units. Tax basis is generally decreased by the U.S. Preferred Unitholder’s allocable share of Partnership losses (and items of loss, deduction, and expense), the amount of cash distributed by the Partnership to the U.S. Preferred Unitholder, and the Partnership’s tax basis of property (other than cash) distributed by the Partnership to the U.S. Preferred Unitholder and any reduction in the U.S. Preferred Unitholder’s allocable share of Partnership nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any, prior to the purchase of such Preferred Units.

Gain or loss, if any, recognized by a Preferred Unitholder on such exchange of Preferred Units for cash pursuant to the Offer is dependent on such Preferred Unitholder’s adjusted tax basis in its entire investment in the Partnership at the time of the Offer. Accordingly, each Preferred Unitholder should consult its own tax adviser regarding its adjusted tax basis in its entire investment in the Partnership at the time of the Offer.

Backup Withholding. See Section 3 with respect to the application of backup withholding on payments made to Preferred Unitholders.

State and Local Withholding. If a Preferred Unitholder tenders any Preferred Units pursuant to this Offer, the Partnership may be required under state or local tax laws to deduct and withhold a portion of the cash consideration. Preferred Unitholders should consult their own tax adviser concerning whether any state or local withholding would be required on a disposition of Preferred Units and whether such amounts may be available as a credit on their state or local tax return.

The tax discussion set forth above is included for general information only. Preferred Unitholders are urged to consult their own tax adviser to determine the particular tax consequences to him or her of the Offer, including the applicability and effect of state, local and foreign tax laws.

8.	Distributions on the Preferred Units

While any of the Preferred Units remain outstanding, cash or other property of the Partnership will be distributed 100% to the Preferred Unitholders until the aggregate Unpaid Series A Preferred Yield (as defined in the Partnership Agreement) of each Preferred Unit accrued through the last day of the immediately preceding calendar quarter has been reduced to zero. In addition, the Preferred Units are entitled to participate (on an as-converted basis) with the common and subordinated units when the aggregate distributions on the common and subordinated units in a calendar year exceed 10% of the aggregate fair market value of the common and subordinated units as of the beginning of such year. The following table presents the distributions per Preferred Unit and aggregate preferred distributions for the periods presented:

	Three Months Ended
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Distributions per Preferred Unit	$25.21	$24.93	$24.66	$25.21	$25.21	$24.93	$24.66	$25.21
Aggregate Preferred Distributions	$2,973,314	$2,940,995	$2,909,096	$3,692,377	$3,962,377	$3,919,307	$3,881,688	$3,967,947

9.	Certain Information Concerning the Partnership

The Partnership is a limited partnership formed under the laws of the State of Delaware. The principal executive offices of the Partnership are located at 1001 Fannin Street, Suite 2020, Houston, Texas 77002. The Partnership’s business telephone number is (713) 445-3200.

The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Securities and Exchange Commission (the “SEC”) relating to its business, financial condition, and other matters. The Partnership has also filed the Offer to Purchase on Schedule TO with the SEC. Such reports and other information should be available for inspection at the public reference room at the SEC’s office, 100 F Street, N.E., Washington, DC 20549, and copies of these materials may be obtained from that office after payment of fees prescribed by the SEC. The Partnership’s filings are also available to the public free of charge on the SEC’s internet site (http://www.sec.gov). The filings are also available on the Partnership’s website (http://www.blackstoneminerals.com).

10.    Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Units

The following table presents information reflected in the Partnership’s records regarding beneficial ownership of the Partnership’s common units, subordinated units, and Preferred Units as of November 2, 2015, unless otherwise noted, by (i) the General Partner; (ii) each of the General Partner’s directors and named executive officers; (iii) each unitholder known by us to beneficially hold 5% or more of the Partnership’s common units, on an as-converted basis; and (iv) all of the General Partner’s directors and executive officers as a group. Unless otherwise noted, the address of each of them is in care of the Partnership at 1001 Fannin Street, Suite 2020, Houston, Texas 77002.

Name of Beneficial Owner	Number of Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Number of Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Number of Preferred Units Beneficially Owned	Percentage of Preferred Units Beneficially Owned
Black Stone Minerals G.P., L.L.C. (1).	—	—	—	—	—	—
Camden Energy Limited Partnership (2)	8,118,065	8.4%	10,632,841	11.2%	—	—
Thomas L. Carter, Jr. (2)(3)	8,637,907	9.0%	11,275,081	11.9%	2,250	1.9%
Marc Carroll (4)	327,251	*	211,496	*	113	*
Holbrook F. Dorn (5)	317,181	*	193,330	*	—	—
William G. Bardel	118,496	*	148,311	*	—	—
Carin M. Barth	5,263	*	—	—	—	—
D. Mark DeWalch (6)	80,754	*	94,035	*	32	*
Ricky J. Haeflinger (7)	2,994,236	3.1%	3,907,028	4.1%	—	—
Jerry V. Kyle, Jr. (8)	321,669	*	409,187	*	—	—
Michael C. Linn	33,708	*	37,258	*	—	—
John H. Longmaid (9)	1,380,999	1.4%	1,801,906	1.9%	—	—
William N. Mathis (10)	1,127,399	1.2%	1,469,751	1.5%	24,000	20.3%
Robert E. W. Sinclair (11)	1,883,862	2.0%	2,132,449	2.2%	—	—
Alexander D. Stuart (12)	3,909,017	4.1%	5,095,119	5.4%	6,000	5.1%
Allison K. Thacker (13)	2,826,200	2.9%	3,072,569	3.2%	—	—

Directors and executive officers as a group (18 people)	24,513,680	25.5%	30,012,721	31.6%	32,395	27.5%

(1)	The General Partner owns 733,670 common units and 960,943 subordinated units; these units are not included in the beneficial ownership table or in total units outstanding because this entity is a wholly owned subsidiary of the Partnership.
(2)	Camden Energy Limited Partnership is a family partnership, of which the General Partner’s Chairman, Chief Executive Officer, and President, Thomas L. Carter, Jr., serves as the general partner.
(3)	Includes all units held by Camden Energy Limited Partnership, described above, over which Mr. Carter has sole voting power. Mr. Carter also has sole voting and investment power over 22,757 common units, 29,808 subordinated units, and 2,250 Preferred Units held by Preference Partners LP, whose general partner he controls. He shares voting control and investment power over an aggregate of 257,974 common units and 337,888 subordinated units owned by a nonprofit institution on whose board he serves, and he disclaims beneficial ownership of those units. Mr. Carter’s ownership also includes 112,439 unvested restricted common units and 147,270 unvested restricted subordinated units previously issued as equity-based compensation.
(4)	Includes 216,913 unvested restricted common units and 66,978 unvested restricted subordinated units issued as equity-based compensation.
(5)	Includes 212,697 unvested restricted common units and 61,456 unvested restricted subordinated units issued as equity-based compensation.
(6)	Mr. DeWalch has shared voting and investment power over 14,592 common units, 19,114 subordinated units, and 25 Preferred Units held by a trust, of which he serves as co-trustee.
(7)	Mr. Haeflinger has shared voting and investment power over an aggregate of 2,988,236 common units and 3,907,028 subordinated units owned by Mayo Clinic and Mayo Clinic Master Retirement Trust.
(8)	Mr. Kyle has shared voting and investment power over an aggregate of 259,881 common units and 340,389 subordinated units held by two trusts, of which he serves as co-trustee and beneficiary. He also has shared voting and investment power over an aggregate of 4,000 common units held by four trusts, of which he serves as co-trustee.
(9)	Mr. Longmaid has sole voting and investment power over 1,027,347 common units and 1,338,701 subordinated units held in a trust of which he is the trustee and shares investment and voting power over 353,652 common units and 463,205 subordinated units held in a trust of which he is a beneficiary.
(10)	Mr. Mathis has sole voting and investment power over an aggregate of 909,112 common units, 1,190,736 subordinated units, and 24,000 Preferred Units held by WM Capital Partners, L.P., Conti Street Partners, L.P., and Conti Street Minerals, L.P. He has shared voting and investment power of aggregate of 189,117 common units and 247,701 subordinated units held by the estate of a family member, of which he serves as co-executor.
(11)	Mr. Sinclair has sole voting and investment power over of an aggregate of 1,854,692 common units and 2,101,135 subordinated units owned by Caddis Minerals, Ltd., Castleton Energy Fund I, Ltd., Leone, Ltd., Shiprock Minerals, Ltd., and San Miguel River Partners.
(12)	Mr. Stuart has sole voting and investment power over an aggregate of 3,528,917 common units, 4,622,092 subordinated units, and 3,000 Preferred Units owned by North Star Oil & Gas, Topsfield Energy, Ltd., and RDS Investments, L.P. He also shares voting and investment power over 78,265 common units, 102,510 subordinated units, and 1,500 Preferred Units owned by a trust, of which he serves as co-trustee and which are pledged to a bank as collateral for a loan to the trust. Mr. Stuart also has shared voting and investment power over 6,687 common units held by a trust, of which he serves as co-trustee.
(13)	Ms. Thacker has shared voting and investment power over 2,787,238 common units and 3,061,173 subordinated units held by William Marsh Rice University. Ms. Thacker serves as Chief Investment Officer of an affiliate of that entity.

Caddis Minerals Ltd. and Leone Ltd., which are limited partnerships controlled by Robert E.W. Sinclair, made a pro rata distribution of all 2,423 Preferred Units held by the partnerships to its limited partners effective October 30, 2015. Neither the Partnership nor, to the best of the Partnership’s knowledge, any of the directors or executive officers of the General Partner, any person controlling the Partnership, or any executive officer or director of any person ultimately in control of the Partnership, has effected any other transaction in Preferred Units during the past 60 days.

Transactions and Arrangements Concerning the Partnership’s Common Units, Subordinated Units and Preferred Units

Other than as set forth in the Offer, neither the Partnership nor, to the best of the Partnership’s knowledge, any of the directors or named executive officers of the General Partner is a party to any contract, arrangement, understanding, or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Partnership, including any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents, or authorizations.

Severance Agreements. Following the closing of the Partnership’s initial public offering on May 6, 2015, the General Partner caused one of its affiliates to enter into a severance agreement with each of the General Partner’s executive officers that, among other things, provides for the payment of cash severance payments and benefits in the event the executive officer’s employment is terminated under certain circumstances. The description of the severance agreements set forth below is a summary of the material features of the severance agreements. This summary, however, does not purport to be a complete description of all of the provisions of the severance agreements and is qualified in its entirety by reference to the severance agreements, the forms of which are filed as exhibits to the Partnership’s Registration Statement on Form S-1 filed on April 13, 2015 and are incorporated herein by reference.

The severance agreements provide that if the applicable executive officer’s employment is terminated without “cause” or the executive officer resigns for “good reason,” then so long as the executive officer executes (and does not revoke within any time provided to do so) a release in a form satisfactory to the executive officer’s employer within the applicable time period specified in the severance agreement, the executive officer will receive the following severance payments and benefits: (a) a lump sum cash severance payment equal to the sum of: (i) an amount equal to 1.0 (or, in the case of Mr. Carter, 2.0) times the sum of the executive officer’s annualized base salary and target annual bonus as in effect on the date of such termination (or, if such termination occurs within 24 months following a “change in control,” an amount equal to 2.0 (or, in the case of Mr. Carter, 3.0) times the sum of the executive officer’s annualized base salary and target annual bonus as in effect on the date of such termination); (ii) a pro-rated portion of the executive officer’s target bonus for the calendar year that includes the date of such termination; and (iii) any earned but unpaid bonus for the calendar year preceding the calendar year that includes the date of such termination; and (b) cash reimbursement for the amount the executive officer pays for continuation coverage under our affiliates’ group health plans for up to 12 months following such termination (or, if such termination occurs within 24 months following a change in control, for up to 24 months following such termination).

Long-Term Incentive Plan. Prior to the closing of the Partnership’s initial public offering on May 6, 2015, the General Partner adopted the Black Stone Minerals, L.P. Long-Term Incentive Plan (the “LTIP”), pursuant to which non-employee directors of the General Partner and certain employees and consultants of the General Partner and the Partnership’s affiliates are eligible to receive awards with respect to the Partnership’s common or subordinated units. The description of the LTIP set forth below is a summary of certain features of the LTIP. This summary, however, does not purport to be a complete description of all of the provisions of the LTIP and is qualified in its entirety by reference to the LTIP, which is filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on May 6, 2015 and is incorporated herein by reference.

The LTIP provides for the grant, from time to time, at the discretion of the board of directors of the General Partner or a committee thereof, of unit options, unit appreciation rights, restricted units, phantom units, unit awards, distribution equivalent rights (“DERs”), cash awards, and other unit-based awards. Subject to adjustment in the event of certain transactions or changes in capitalization, an aggregate of 15,221,333 units may be delivered pursuant to awards under the LTIP. Units subject to awards that are forfeited, cancelled, exercised, paid, or otherwise terminated without the delivery of units, and units held back to cover the exercise price or tax withholding applicable to an award, will be available for delivery pursuant to other awards under the LTIP. Under the LTIP, the maximum aggregate grant date fair value of awards granted to a non-employee director of the General Partner during any calendar year may not exceed $500,000 (or $600,000 in the first year in which an individual becomes a non-employee director). The LTIP is administered by the board of directors of the General Partner or a committee thereof.

LTIP Awards. In connection with the Partnership’s initial public offering on May 6, 2015, the board of directors of the General Partner granted awards to each of the General Partner’s executive officers and each of the non-employee directors of the General Partner. The description of these awards set forth below is a summary of the material features of the awards. This summary, however, does not purport to be a complete description of all of the provisions of the awards and is qualified in its entirety by reference to the award agreements, the forms of which are filed as exhibits to the Partnership’s Registration Statement on Form S-1 filed on April 13, 2015 and are incorporated herein by reference.

These awards include 736,665 restricted common units subject to limitations on transferability, customary forfeiture provisions, and service-based graded vesting requirements through April 1, 2019. The board of directors of the General Partner also approved grants of 883,984 restricted performance units (in the form of phantom units) with DERs that are subject to both performance-based and service-based vesting provisions. The number of common units issued to a recipient upon vesting of a restricted performance unit will be calculated based on performance against certain metrics that relate to the Partnership’s performance over each of the four 12-month performance periods commencing April 1, 2015. The target number of common units subject to each restricted performance unit is one; however, based on the achievement of performance criteria, the number of common units that may be received in settlement of each restricted performance unit can range from zero to two times the target number. The restricted performance units are eligible to become earned as follows: 16.66%, 16.67%, and 16.67% of the performance units may become earned in each of the 12-month performance periods that end on March 31, 2016, March 31, 2017 and March 31, 2018, respectively. The remaining 50% of the restricted performance units are eligible to become earned during the final 12-month performance period that ends on March 31, 2019. If the performance criteria are not met for the final performance period, the awards allow for a make-up period ending on March 31, 2020. Additionally, non-employee directors of the General Partner received a one-time grant totaling 63,156 fully vested common units.

As of the date of this Offer, the Partnership has been advised that of the 32,395 Preferred Units beneficially owned by directors or executive officers of the General Partner, approximately 8,363 will be tendered pursuant to the Offer. Specifically, Thomas L. Carter, Jr., Chairman, President, and Chief Executive Officer of the General Partner, Alexander Stuart, director of the General Partner, and Marc Carroll, Senior Vice President, Chief Financial Officer, and Treasurer of the General Partner, have advised the Partnership of their intention to tender 2,250, 6,000, and 113 Preferred Units, respectively, pursuant to the Offer. These 8,363 units represent 25.8% of the Preferred Units beneficially owned by the General Partner’s directors and executive officers and 7.1% of the outstanding Preferred Units.

However, these directors and executive officers of the General Partner are not obligated to tender their Preferred Units in the Offer and may subsequently elect not to tender some or all of such Preferred Units in the Offer. Furthermore, directors or executive officers that previously advised the Partnership of their intention not to tender may subsequently elect to tender some or all of their Preferred Units in the Offer.

11.	Certain Legal Matters; Regulatory Approvals

The Partnership is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Preferred Units by the Partnership as contemplated herein. Should any such approval or other action be required, the Partnership currently contemplates that such approval or other action will be sought. The Partnership is unable to predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Preferred Units tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Partnership’s business. The Partnership’s obligations under the Offer to accept for payment and pay for Preferred Units are subject to certain conditions described in Section 12.

12.	Certain Conditions to the Offer

Notwithstanding any other provision of the Offer, the Partnership will not be required to purchase any Preferred Units if (a) such transactions, if consummated, would (i) result in delisting of the Partnership’s common units from the NYSE; (b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (ii) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s) (including NASDAQ), (iii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the U.S. or New York, (iv) limitation affecting the Partnership imposed by federal or state authorities on the extension of credit by lending institutions, (v) outbreak or escalation of hostilities, declaration by the U.S. of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the good faith judgment of the Board of Directors of the General Partner, impractical or inadvisable to proceed with the Offer, or (vi) other event which, in the judgment of the Board of Directors, would have a material adverse effect on the Partnership if the Offer was consummated; or (c) the Board of Directors of the General Partner determines in good faith that effecting the Offer would constitute a breach of its fiduciary duty owed to the Partnership or the Preferred Unitholders.

The foregoing conditions are for the sole benefit of the Partnership and may be asserted by the Partnership regardless of the circumstances (including any action or inaction by the Partnership) giving rise to any such conditions or may be waived by the Partnership in whole or in part at any time and from time to time in its sole and absolute discretion. The failure by the Partnership at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Partnership concerning the events described in this Section shall be final and binding on all parties.

Notification shall be provided of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

If the Offer is suspended, postponed, or terminated, the Partnership will provide notice to Preferred Unitholders of such suspension, postponement, or termination.

13.	Fees and Expenses

The Partnership does not currently anticipate paying any broker or dealer, commercial bank, trust company, or other person any solicitation fee for any Preferred Units purchased pursuant to the Offer. The Partnership will reimburse such persons for customary handling and mailing expenses incurred in forwarding the Offer. No such broker, dealer, commercial bank, trust company, or other person has been authorized to act as agent of the Partnership or the Depositary for purposes of the Offer.

The Partnership has retained American Stock Transfer and Trust Company, LLC to act as Depositary. The Depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out of pocket and extraordinary expenses and will be indemnified against certain liabilities by the Partnership.

14.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Preferred Units in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Partnership may, in its sole and absolute discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction.

The Partnership is not aware of any jurisdiction in which the making of the Offer or the acceptance of Preferred Units in connection therewith would not be in compliance with the laws of such jurisdiction. Consequently, the Offer is currently being made to all holders of Preferred Units. However, the Partnership reserves the right to exclude Preferred Unitholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Partnership makes a good faith effort to comply with any state law deemed applicable to the Offer, the Partnership believes that the exclusion of Preferred Unitholders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

15.	Contacting the Depositary

The Letter of Transmittal and any other required documents should be sent by each Preferred Unitholder to the Depositary as set forth below.

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

(718) 921-8317 or (877) 248-6417

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions about how to tender your Preferred Units and requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Depositary at the telephone number and locations listed above.

BLACK STONE MINERALS, L.P.

November 6, 2015